Exhibit 3.51

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:30 AM 11/09/2007
FILED 10:30 AM 11/09/2007
SRV 071207791 - 4456509 FILE
STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION
•	First: The name of the limited liability company is LPS IP Holding Company, LLC

•	Second: The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington. The name of its Registered agent at such address is Corporation Trust Company.

•	Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is .”)

•	Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 8th day of November, 2007.

By:	/s/ Todd C. Johnson Authorized Person(s)

Name:	Todd C. Johnson
Typed or Printed